SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                              PACIFIC ETHANOL, INC.
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   69423U 10 7
                                   -----------
                                 (CUSIP Number)

                                 MARCH 23, 2005
                                 --------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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                                                                     Page 2 of 5
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Crestview Capital Master, LLC
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [  ]
                                                                      (b)   [  ]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
------- ------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
                               1,840,000 (See Item 4)
         NUMBER OF        ---- -------------------------------------------------
          SHARES          6.   SHARED VOTING POWER
       BENEFICIALLY            (See Item 4)
         OWNED BY         ---- -------------------------------------------------
           EACH           7.   SOLE DISPOSITIVE POWER
        REPORTING              1,840,000 (See Item 4)
       PERSON WITH        ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               (See Item 4)
------- ------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6.6%
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     [  ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.6%
-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: PN
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer.
                  Pacific Ethanol, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  5711 N. West Avenue
                  Fresno, CA 93711

Item 2(a).        Name of Person Filing.
                  Crestview Capital Master, LLC

Item 2(b).        Address of Principal Business Office, or if none, Residence.
                  95 Revere Drive, Suite A
                  Northbrook, IL 60062

Item 2(c).        Citizenship.
                  Delaware

Item 2(d).        Title of Class of Securities.
                  Common Stock. $0.001 par value ("Common Stock")

Item 2(e).        CUSIP Number.
                  69423U 10 7

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                                                                     Page 3 of 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                  Not applicable.

Item 4.           Ownership.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On March 23, 2005, the Reporting Person purchased 1,840,000 shares of Common Stock from the Issuer in a private placement.(1) Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt, Daniel Warsh and Steve Halpern, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

            (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 1,840,000 shares.

            (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 6.6%.

            (iii) The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or direct the vote of is 1,840,000.

            (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 1,840,000.

(1) On March 23, 2005, the Reporting Person also acquired warrants to acquire 368,000 shares of Common Stock of the Issuer at an exercise price of $3.00 and warrants to acquire 184,000 shares of Common Stock of the Issuer at an exercise price of $5.00. However, these warrants are currently not exercisable within 60 calendar days because the warrants contain a contractual provision blocking their exercise when the Reporting Person owns more than 4.99% of the outstanding Common Stock of the Issuer. Since the Reporting Person currently owns 6.6% of the Common Stock, the warrants are not exercisable and the Reporting Person has not included the Common Stock underlying the warrants in the calculations of its beneficial ownership or the aggregate number of outstanding shares of Common Stock of the Issuer.


Item 5.           Ownership of Five Percent or Less of a Class.
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  Not applicable.

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                                                                     Page 4 of 5

Item 9.           Notice of Dissolution of Group.
                  Not applicable.

Item 10.          Certification.
                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date: November 30, 2005

                                          CRESTVIEW CAPITAL MASTER, LLC



                                          By: /s/ Stewart R. Flink
                                              ----------------------
                                              Name: Stewart R. Flink
                                              Title: Managing Member